SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                          20 November 2006

                                 SkyePharma PLC

               SKYEPHARMA TO PRESENT AT 18th ANNUAL PIPER JAFFRAY

                             HEALTH CARE CONFERENCE

LONDON, UK, 20 November 2006 -- SkyePharma PLC (Nasdaq: SKYE; LSE: SKP)
announces today that the Company's Chief Executive Officer, Frank Condella, will make a presentation at the 18th Annual Piper Jaffray Health Care Conference at
the Pierre Hotel, New York.  Mr. Condella will deliver his presentation on
Thursday, November 30, 2006 at 3.30 p.m. ET (8.30 p.m. GMT). Investors may
access a live webcast of the presentation at www.skyepharma.com under the
Investor Relations tab. The presentation will be archived for 30 days.

For further information please contact:

SkyePharma PLC                                                 +44 207 491 1777
Frank Condella, Chief Executive Officer
Ken Cunningham, Chief Operating Officer

Buchanan Communications                                        +44 207 466 5000
Tim Anderson / Mark Court / Rebecca Skye Dietrich

The Trout Group                                                + 1 617 583 1308
Seth Lewis

About SkyePharma PLC

SkyePharma PLC develops pharmaceutical products benefiting from world-leading drug delivery technologies that provide easier-to-use and more effective drug formulations. There are now eleven approved products incorporating SkyePharma's technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit
www.skyepharma.com.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   November 20, 2006